

Mail Stop 4561

November 25, 2015

Robert Gayman
President and Chief Executive Officer
LifeApps Digital Media Inc.
Polo Plaza
3790 Via De La Valle, #116E
Del Mar, CA 92014

> **Re: LifeApps Digital Media Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 19, 2015**
> **File No. 000-54867**

Dear Mr. Gayman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   On page 1, you indicate that you received the written consent of stockholders holding 149,386,442 shares of your common stock. However, in your Form 8-K filed November 2, 2015 you indicate that you received the written consent of stockholders holding 149,715,385 shares of your common stock. Please reconcile this discrepancy or advise.

2.   In light of your reverse stock split and increase in authorized shares of common stock, please tell us in your response letter whether you presently have any plans, proposals or arrangements to issue any of the newly available shares of common stock for any purpose, including future acquisitions and/or financings. If not, revise your disclosure to state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available shares of common stock.

3.   Please expand the table on page 4 to disclose the number of shares of common stock currently authorized, issued and outstanding, reserved for issuance, and authorized but unissued, as well as the number of shares in those same categories after completion of the reverse stock split and increase in authorized shares.

2012 Equity Incentive Plan; 2012 Plan Amendment, page 7

4.   Please revise to identify each class of persons who will be eligible to participate in the 2012 Equity Incentive Plan, indicate the approximate number of persons in each such class, and state the basis of such participation. See Item 10(a)(1) of Schedule 14A, which applies to you per Item 1 of Schedule 14C.

5.   Please provide the information specified in the New Plan Benefits table under Item 10(a) of Schedule 14A. Disclose whether you presently have any plans to make grants under the plan or whether such grants are determinable. If not, please provide a representation in your filing to that effect.

6.   Please include the 2012 Equity Incentive Plan as Appendix B.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Gabriel Eckstein, Staff Attorney, at (202) 551-3286 with any questions. If you require further assistance, you may contact me at (202) 551-3483.

                                   Sincerely,

                                   /s/ Katherine Wray

                                   Katherine Wray
                                   Attorney-Advisor
                                   Office of Information Technologies
                                   and Services